FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of June 2005

                         ==============================

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)

                         ==============================

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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                                EXPLANATORY NOTE:

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated April 19, 2000, of G. Willi-Food International Ltd. ("Registrant") included in Registrant's Registration Statement on Form F-3 (File No. 333-11848), and to be a part thereof from the date on which this report is filed, to the extent not superceded by documents or reports subsequently filed with the Securities and Exchange Commission.

     On June 29, 2005, the Registrant announced that it has executed definitive agreements for the acquisition of a leading U.S. ethnic food distributor.

EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated June 29, 2005.

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                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  June 29, 2005

                                                 By: /s/ Joseph Williger
                                                 -----------------------------
                                                 Joseph Williger
                                                 Chief Executive Officer

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[WILLI FOOD LOGO]                                                           NEWS

                                                           FOR IMMEDIATE RELEASE

     G. WILLI-FOOD INTERNATIONAL LTD. EXECUTES DEFINITIVE AGREEMENTS FOR THE ACQUISITION OF LEADING U.S. ETHNIC FOOD DISTRIBUTOR

             ONE OF THE LEADING DISTRIBUTORS IN THE HISPANIC MARKET
 ADDITIONAL PLATFORM FOR G. WILLI FOOD'S PRODUCT LINE TO EXPAND IN U.S. & CANADA

YAVNE, ISRAEL - JUNE 29, 2005 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) (THE "COMPANY"), one of Israel's leading distributors of kosher food products, today announced that a wholly-owned subsidiary of the Company has executed definitive agreements regarding the acquisition of Vitarroz Corp., a New Jersey-based distributor of Hispanic food products ("Vitarroz"). The transaction will be an all-cash transaction and non-dilutive to Company shareholders.

The definitive agreements provide that the Company may elect to acquire either a fifty percent interest in the business of Vitarroz (the "Business") or a fifty-five percent interest in the Business. Following the closing, the Company has the option for a limited period to require that Vitarroz reacquire the Company's entire interest in the Business in return for the repayment of the full amount invested by the Company. If the Company elects to acquire a fifty percent interest in the Business it has an option to acquire an additional one percent interest in the Business within eighteen months of the closing. Financial terms of the transaction were not disclosed.

Zwi Williger, Chairman and COO of Willi-Food said, "I am pleased to have executed the agreements with Vitarroz after three months of negotiations. The Company has a great opportunity to expand its operations in the fastest growing sector of the U.S. food industry, the Hispanic market. Vitarroz has great brand awareness and an excellent reputation for quality and good value. I believe that we can add our management expertise and buying capabilities to Vitarroz. By doing so I believe that we can reduce costs and expand margins through greater efficiencies. We expect to complete our final due diligence with respect to the Business in the near future. We anticipate that following the consummation of the transaction the Company's pro forma consolidated annual revenues will significantly increase."

Steve Weinreb, President of Vitarroz said "We are looking forward to and are excited with the opportunities for growth as a result of the synergies of both companies. In view of our strong brand acceptance and distribution capabilities, we hope to become one of the leading direct-store-delivery (DSD) distributors of ethnic brands."

The Company previously announced on March 29, 2005 that it had executed a memorandum of agreement with respect to the acquisition of Vitarroz and that it would form a joint venture with Millstone Brands Inc. to invest in the Business. Millstone Brands Inc. will not participate in the Company's transaction with Vitarroz.

Consummation of the transaction is contingent upon the completion of final due diligence, Board of Director approval of the transaction, approval of regulatory bodies (if necessary) and the satisfaction of other customary closing conditions, as well as the satisfactory resolution of any issues that arise during the acquisition process. The closing of the transaction is expected to be on or about August 31, 2005.

As a result there can be no assurance that the transaction will be consummated.

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ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

SAFE HARBOR

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
GIL HOCHBOIM, CFO
(+972) 8-932-2233
gil@willi-food.co.il

IR CONTACT:
Sheldon Lutch
Fusion IR & Communications, Inc.
212.268.1816
sheldon@fusionir.com